FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2006
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS
Item

1.	Disposal of Treasury Stocks

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	January 20, 2006	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1.

Disposal of Treasury Stocks

1. Purpose of Disposal			Bonus payment
2. Number of Shares to be Disposed		Common Shares	8,600
		Preferred Shares	-
3. Estimated Disposal Amount (KRW)		Common Shares	259,290,000
		Preferred Shares	-
4. Closing Price on the Day Prior to the Decision Date (KRW)		Common Shares	30,150
		Preferred Shares	-
5. Disposal Period		From	01/24/2006
		To	02/03/2006
6. Disposal Method			Off board market disposal
7. Securities Brokerage Firms			Meritz Securities
8. Treasury Stock Holdings before Disposal	Number of Shares Directly Held	Common Shares	270,000	Holding Ratio(%)	2.1
		Preferred Shares	-	Holding Ratio(%)	-
	Number of Shares Indirectly Held through Trust Contracts	Common Shares	410,698	Holding Ratio(%)	3.2
		Preferred Shares		Holding Ratio(%)	-
	Number and Amount of Trust Contracts	Number of Contracts	1
		Total Contracted Amount	9,000,000,000
9. Date of Board of Directors’ Resolution			01/20/2006

- Outside Directors in Attendance	Number Present	3
	Number Absent	-
- Auditors in Attendance (on Audit Committee who are not outside directors)		-
10. Other		-
*Date of Relevant Disclosure		-